April 26, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Brad Skinner

Re:                             EQT Corporation

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 15, 2018

File No. 001-03551

Ladies and Gentlemen:

Set forth below are the responses of EQT Corporation (the Company or EQT) to the comments contained in the letter from the staff (the Staff) of the Securities and Exchange Commission (SEC), dated April 16, 2018, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form 10-K for Fiscal Year Ended December 31, 2017

Consolidated Financial Statements, page 71

Notes to Consolidated Financial Statements, page 77

Note 23. Natural Gas Producing Activities (Unaudited), page 125

1.                                      We note the line item “Extensions, discoveries and other additions” in your presentation of changes in net quantities of proved reserves. Tell us the nature and amount of other additions for each of the three years presented.

Response:

The line item “Extensions, discoveries and other additions” includes reserves associated with acreage that was not previously booked as proved reserves for a given reservoir.  This total excludes reserves additions associated with acreage that was acquired during the reporting period and reserves revisions associated with acreage that was previously booked as proved for a given reservoir.

The “other additions” are associated with acreage that was not previously reported as proved reserves, but that could have been had it met the SEC’s economic and 5-year development requirements.

The nature and amount of the other additions for each of the three years presented is included in the Company’s response to comment #2 below.

2.                                      The amount of change attributable to the line item “Extensions, discoveries and other additions” in your presentation of changes in net quantities of proved reserves appears to have been significant for each of the three years presented. However, the accompanying discussion of this line item does not provide any detail beyond that contained in the line item caption. Expand your disclosure to provide an appropriately detailed explanation of the nature and amount of the items underlying this line item for each period presented. See FASB ASC 932-235-50-5.

Response:

The Company acknowledges the Staff’s comment and will expand the discussion of the “Extensions, discoveries and other additions” line item in future filings to provide additional detail.  As requested, the following is a detailed explanation of the nature and amount of the items underlying this line item for each of the three years presented.  All quantities in the following description exclude reserves additions associated with acreage that was acquired during the reporting period and reserves revisions associated with acreage that was previously booked as proved for a given reservoir.

•                  2017 Extensions, Discoveries and Other Additions of 2,225 Bcfe

•                  300 Bcfe of proved developed reserves extensions from reservoirs underlying acreage not previously booked as proved

•                  893 Bcfe of proved undeveloped reserves extensions from acreage proved by drilling activity

•                  1,032 Bcfe of other proved undeveloped additions associated with acreage that was excluded from prior year proved reserves bookings, but subsequently became proved due to inclusion within the Company’s Five Year Drilling Plan.

•                  2016 Extensions, Discoveries and Other Additions of 2,385 Bcfe

•                  341 Bcfe of proved developed reserves extensions from reservoirs underlying acreage not previously booked as proved

•                  673 Bcfe of proved undeveloped reserves extensions from acreage proved by drilling activity

•                  1,371 Bcfe of other proved undeveloped additions associated with acreage that was excluded from prior year proved reserves bookings, but subsequently became proved due to inclusion within the Company’s Five Year Drilling Plan.

•                  2015 Extensions, Discoveries and Other Additions of 2,051 Bcfe

•                  386 Bcfe of proved developed reserves extensions from reservoirs underlying acreage not previously booked as proved

•                  547 Bcfe of proved undeveloped reserves extensions from acreage proved by drilling activity

•                  1,118 Bcfe of other proved undeveloped additions associated with acreage that was excluded from prior year proved reserves bookings, but that subsequently became proved due to inclusion within the Company’s Five Year Drilling Plan.

3.                                      You disclose that, during 2015, you revised your approach utilized to determine the gathering cost assumption within your determination of reserves, and that you believe the methodology that is currently utilized to determine the gathering rate reflects your current cash operating costs and gives consideration to your significant ownership interest in EQGP, EQM and RMP. Describe for us, in reasonable detail, both your current and prior approach to determine gathering cost assumptions. Also, describe the specific differences between the two approaches, as well as the reasons for the change in approach. As part of your response, explain how the current approach reflects your current cash operating costs and gives consideration to your significant ownership interest in the identified entities.

Response:

The gathering rate assumption for gas gathered by non-affiliates has always been based on actual contractual rates.  Prior to 2015, the Company determined the gathering cost assumption used to calculate reserves for gas gathered by an EQT entity based on the actual operating and maintenance (O&M) expenses incurred by EQT’s gathering business on a per unit basis.  The gathering cost assumptions were reflective of the actual cash costs expected to be incurred by EQT for gathering EQT’s produced gas, which was delivered to interstate pipelines or market sales points.

In 2012, EQT formed EQT Midstream Partners, LP (EQM) to own, operate, acquire and develop midstream assets in the Appalachian Basin. EQM provides midstream services to the Company and third parties.  In 2015, EQT formed EQT GP Holdings, LP (EQGP) to own the Company’s partnership interests in EQM.  EQGP’s only significant assets are 21,811,643 EQM common units, 1,443,015 EQM general partner units and all of EQM’s incentive distribution rights (IDRs).  EQT owns 239,715,000 EQGP common units and the entire non-economic general partner interest in EQGP.  Both EQGP and EQM are publicly traded companies consolidated in the Company’s financial statements.

The assets initially owned by EQM were primarily transmission pipelines; however, by 2015, EQM had acquired significant natural gas gathering systems from EQT.  Because the gathering fees to move gas on systems sold to EQM were now being paid by EQT to a non-wholly owned subsidiary, EQT determined it would be improper to continue to use EQM’s cash operating costs for reserves determination as the contractual rate paid by EQT to EQM was higher than these costs.  However, EQT also determined the unadjusted contractual rate was not indicative of EQT’s cash cost of gathering for gas gathered by systems owned by EQM as EQT receives significant cash distributions from EQM each quarter through its ownership interest in EQGP.

EQT ultimately determined that the appropriate gathering rate assumption for the calculation of reserves and the standardized measure of discounted future net cash flows is a weighted average gathering rate that reflects:

•                  The expected cash operating costs for the EQM gathering systems, consistent with the pre-2015 methodology, weighted at EQT’s net economic ownership percentage in EQM and

•                  The unadjusted contractual rate for gathering on the EQM systems, weighted at the third party economic ownership percentage in EQM.

Because EQT, via its ownership interest in EQGP, holds the majority of the EQM IDRs, EQT receives a proportion of EQM’s cash distributions that significantly exceeds EQT’s ownership percentage calculated as a percentage of partnership units. As a result, EQT determines its economic ownership percentage as the percentage of cash it receives compared to the total cash distributed by EQM in the most recent partnership distribution.  EQT believes this is the appropriate metric as the reserves calculation is intended to be based on year-end cash operating costs and assuming continuation of existing economic conditions.

In November 2017, EQT acquired an interest in Rice Midstream Partners LP (RMP) in connection with the Rice Merger (as defined in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017).  As the interests in RMP include both limited partner units and IDRs, the Company determines gathering cost assumptions on gathering systems owned by RMP in the same manner as it does for those owned by EQM: a weighted average gathering rate including a) cash operating costs for EQT’s economic ownership percentage in RMP and b) the contractual rate for third party economic ownership percentage in RMP.  As with systems owned by EQM, the economic ownership percentages in RMP are based on the percentage of cash received in the most recent RMP distribution.

If you have any questions with respect to the foregoing responses or require further information, please contact Jimmi Sue Smith, Chief Accounting Officer, at 412-553-5773 or at jssmith@eqt.com.

Very truly yours,

EQT CORPORATION

By:	/s/ Robert J. McNally
Robert J. McNally, Senior Vice President and Chief Financial Officer

cc:                                Lewis B. Gardner, General Counsel and Vice President, External Affairs